CERTIFICATE OF RESTATED AND AMENDED

                          ARTICLES OF INCORPORATION OF


                         CYBER MERCHANTS EXCHANGE, INC.


Frank Yuan and Alan Chang certify that:

1. They are the President and Secretary, respectively, of Cyber Merchants Exchange Net, Inc., a California corporation.

2. The articles of incorporation of the corporation are amended and restated to read in their entirety as follows:

I.       NAME.


         The name of the corporation is Cyber Merchants Exchange, Inc.


II.      PURPOSE.

         The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporation by the California Corporations Code.

III.     AUTHORIZED SHARES.

         (a) This corporation is authorized to issue two classes of shares designated respectively as "common shares" and "preferred shares". The number of authorized common shares is forty million shares (40,000,000); the number of authorized preferred shares is ten million (10,000,000). On the amendment of this Article III to read as set forth above, each outstanding common share is reclassified and converted to one-half of one common share.

         (b) The preferred shares may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of preferred shares, and to fix the number of shares and the designation of any series of preferred shares. The Board of Directors may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any wholly unissued series subsequent to the issue of those shares.

         (c) The total number of outstanding common shares just prior to this amendment is 11,500,000. On the amendment of this Article, each outstanding common share is combined and changed to one-half of one common share for a total number of outstanding common shares of 5,750,000.


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IV.      INDEMNIFICATION.

         (a) Directors. The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

         (b) Directors and Officers. The corporation is authorized to indemnify the directors and officers of the corporation to the fullest extent permissible under California law.

3. This Certificate, restating and amending the articles of incorporation, has been approved by the Board of Directors.

4. The amendment was approved by the required vote of the shareholders in accordance with Corporations Code Sections 902 and 903. The total number of outstanding shares entitled to vote on this amendment was 11,500,000. The favorable vote of 66.66% of the outstanding shares (7,665,900 shares) was required to approve this amendment. The number of shares voting in favor of the amendment equaled or exceeded the required vote.

         We declare under penalty of perjury that the statements set forth in this certificate are true and correct of our own knowledge, and that this declaration was executed on March 24, 1998 at Alhambra, California.


                                               /s/ Frank S. Yuan
                                               -----------------
                                               Frank S. Yuan
                                               President


                                               /s/ Alan Chang
                                               -----------------
                                               Alan Chang
                                               Secretary